UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer

TAX REPORT

2020



PETROBRAS

TABLE OF CONTENTS

MESSAGE FROM SENIOR MANAGEMENT

Petrobras and society witnessed an unprecedented crisis, which affected all of us in 2020. In line with our commitment to people, the environment and security, we are engaged in the fight to mitigate the effects of the pandemic. We act quickly and adopt a series of measures in order to preserve the health of our employees in the operational and administrative areas.

The 2020 fiscal report aims to detail the cash outflow executed by Petrobras for the purpose of collecting taxes and government interests, confirming its commitment to transparency and evidencing its contributory production for a society.

The payments made by Petrobras, as fulfilled in this report, cover two types of taxes: (i) company's taxes, that is, those calculated and collected by the company itself, or owed by the company but withheld by third parties; (ii) the taxes calculated by the company but due to sales occurred in subsequent operations carried out by third parties, a situation in which the condition of tax substitute is attributed to Petrobras, in addition to the taxes of third parties withheld on purchases of Goods and Services from its Suppliers.

In this report, we detail the information related to the R $ 128.7 billion in taxes and government interests in Brazil, as a contribution from Petrobras in 2020. However, it should be noted that this information is based on a cash basis, and not on an accrual basis. Therefore, the amounts attributed below represent the effective payment of tax to government tax authorities

"We ratify our purpose of providing energy that ensures ethical, safe, and competitive prosperity. This is the second year that we disclose the Fiscal Report, and we include in this report the information and data on taxes paid abroad, showing our commitment to transparency ", says Andrea Marques de Almeida, CFO.

"Petrobras faced a crisis without precedents and proved its resilience throughout 2020. We act quickly and with responsibility, in order to preserve lives and the company's financial sustainability. Even facing the pandemic and the significant reduction in prices, we maintained a relevant contribution to governments, whether through the payment of taxes, government shareholdings, or donations. We will continue to operate with high productivity, low costs and respect for people, the environment and safety, with the aim of being the best energy company in the generation of value in the long term, contributing positively for society and for Brazil. " synthesizes Roberto Castello Branco, CEO.

R$ 128,7 billion

TAXES AND GOVERNMENT TAKE IN BRAZIL

TAXES AND GOVERNMENTAL TAKE PAID IN BRAZIL

TAXES AND GOVERNMENTAL TAKE PAID IN BRAZIL IN2020


R$ 128.7 billion
Taxes Paid in Brazil in 2020
COMPANY'S TAXES
R$ 57,3 billion
TAXES WITHHELD FROM THIRD PARTIES
R$ 39,2 billion
GOVERNMENT TAKE
R$ 32,2 billion

In March 2020, we witnessed the a sharp 50% drop in the price of a barrel of oil (Brent). We were faced with great uncertainties in the energy sector and a huge challenge. The oil and gas sector, as well as so many other sectors of the economy, was quite affected by demand compression. Although, we remain resilient, mitigating risks contagion by putting in practice an action plan quickly in the company and, with the mission of continuing our operations, we did the necessary with even more responsibility and efficiency.

In 2020, Petrobras collected the total of R $ 128.7 billion, comprising R$ 57.3 billion in own taxes from its operations; R$ 32.2 billion in participations and R$ 39.2 billion in taxes retained from third parties, since the company has a legal duty of collection for the entire chain, as a tax substitute.

Petrobras is one of the most important collaborators to the Brazilian economy. We are proud for such responsibility as we continue contributing significantly to the economic and social development in Brazil. Therefore, maintaining our commitment with transparency, we will explain our contribution to the economy and society, detailing the amounts of taxes paid in Brazil and abroad, as described below. .

.

The amounts are presented on a cash basis, which means that they represent the effective outflow of funds from the company to settle tax obligations.

COMPARITION OF TOTAL TAXES PAID
48% decrease in Tax Contribution in 2020


2020
45% 30% 25%
R$ 128,7 billion**
2019
40% 16% 44%
R$ 246 billion*
COMPANY'S TAXES
TAXES WITHHELD FROM THIRD PARTIES
GOVERNMENT TAKE

"It should be noted that, in 2019, Petrobras made the payment of R $ 68.6 billion, non-recurring, referring to the Government Take of Signature Bonus, which, if disregarded in the calculation of 2019, would update the drop in the comparative tax contribution with 2020 to 27.5%.

** Not included in the amount of R $ 19.7 billion, offset by federal taxes and not disbursed

2020

R$ 333,9 BILLION OF GROSS REVENUES

26,8% COMPANY'S TAXES + GOV. TAKE ON GROSS REVENUE

Information on the impacts of taxes on the Company's results and equity situation can be obtained through note 17 to the 2020 Financial Statements, published by Petrobras and available on the website: https://www.investidorpetrobras.com.br/en/results-and-notices/results-center.

COMPANY'S TAXES

COMPANY'S TAXES 2020 (R$ billion)

	VAT (ICMS)	36.6
	PIS / COFINS	10.8
	Social Security Contributions	5.1
	Other Taxes and Contributions	2.8
	CIDE	1.1
	IRPJ / CSLL	0.9
	Total	57.3



2% 1%
5%
9%
R$ 57.3
billion
19%
64%
VAT (ICMS)
PIS / COFINS
Social Security Contributions
Other Taxes and Contributions
CIDE
IRPJ / CSLL

There was a 42% reduction in payment of own taxes in 2020 compared to 2019, due to the drop in demand for fuels arising from lockdown policies, which reduced the consumption of fossil fuels drastically, reducing demand and prices of oil and oil products. Also in 2020, the Company offset the payment of other federal taxes, in the amount of R$10 billion, with the favorable and definitive judicial decision for the exclusion of ICMS from the calculation basis of PIS and COFINS, according to solution issued by COSIT 13/2018.

The tax burden on our operations is relevant. It represents approximately 60% of liquid and gas fuel prices. The payment of PIS, COFINS and CIDE taxes from the entire diesel, gasoline, LPG and QAV supply chain is focused on the producer and the importer, which are constituted as tax substitute entities. On average, approximately 80% of the revenue obtained from the sale of Petrobras products is taxed by CIDE, PIS and COFINS, based on the volume sold, with no price influence over the tax burden. These products are gasoline, diesel, liquefied petroleum gases (butane and propane) and jet fuel, all of which are taxed in producers' and importers' commercial chain at rates determined in reais per unit of volume ("ad rem"), pursuant to article 23 of Law 10.865/2004 and Decree 5.059/2004 for PIS and COFINS, as well as Law 10.336/2001 and Decree 5.060/2004 for CIDE taxes. The CIDE tax rate was reduced to zero for diesel oil in May 2018, being charged only on gasoline, at R$100.00 per cubic meter.

Regarding the ICMS, goods in general have rates between 17% and 19%, and fuels generally have a higher taxation, ranging from 25% to 34% for gasoline and may reach 25% for the diesel, depending on the state.

THE ROLE OF TAX COLLECTOR AND AGENT OF OPERATIONS COLLECTION

TAXES WITHHELD IN 2020 (R$ BILLION)


5.0
5.3
39.2
28.9
VAT (ICMS) Tax Substitution
Withholding Law 10,833/03
Other Taxes and Contributions

Petrobras operates throughout the national territory and holds the trust of governments, contributing significantly to the collection of taxes in several segments, since the legislation, in the three spheres of government, adopts mechanisms to concentrate such collection on strategic contributors. through tax substitution and rates concentrated in the industry, which it collects throughout the subsequent chain.

The legal instrument of Tax Substitution, from a fiscal point of view, in addition to ensuring greater protection, ensures ease of inspection and efficiency of tax collection, also providing more equal conditions of competition in the market, as it prevents the evasion of taxes.

Federal legislation, Law 10.833 / 2003, assigns responsibility for withholding taxes on payments made by mixed-capital companies, with definition of the rates regulated by Normative Instruction RFB 1,234 / 2012, which vary according to the type of payment and consolidate four taxes: Income Tax, Social Contribution, PIS / Pasep and COFINS.

State legislation assigns the responsibility for the ICMS (ST) tax substitution to taxpayers with refining establishments and their bases in all Brazilian states, in order to cover all stages of commercialization of fuels up to the final consumer, including the biofuel portion. added to gasoline and diesel oil. It should be noted that Petrobras collects ICMS - Tax Substitution for all states in the federation.

Municipal legislation, in most large municipalities, attributes responsibility to Petrobras for the retention and payment of ISS levied on contracted services.

In this context, Petrobras in 2020 withheld and collected taxes at the federal level on behalf of 3,321 uppliers in its chain. The quality of this activity is important not only for public coffers and society, but also for its suppliers, since the company also sends information to the Tax Authorities containing all payments made. This information is subsequently cross-checked by the IRS with the information generated by the respective Suppliers and, any divergences, may generate tax pending issues for them.

GOVERNMENT TAKE AND INDEMNITY TO LANDOWNERS

Government take is a financial compensation due to the Union paid by companies that produce oil and natural gas in Brazilian territory. Its objective is to make a monetary payment to society for the exploitation of these non-renewable resources. Government take is comprised of royalties, special participation, signature bonuses and payment for the occupation or retention of area.

In 2020, the total taxes collected as government take was R $ 32.2 billion, mostly composed of royalties (R$17 billion) and special participation (R$15.0 billion). There were no signature bonuses collected in the year since no biddings were held by the ANP. Approximately R$218 million was paid relating to the occupation or retention of area to approximately 2,000 landowners.

It is important to highlight that, in 2019, the amount paid as government participations increased significantly due to signature bonuses paid (R$68.6 billion), mainly on the Buzios Field - in the Bidding Round of the Surplus of the Transfer of Rights - and for the 6th Round of Production Sharing Regime and the 16th Round of Concession Regime, which, if excluded, would reduce the variation from 48% to 19.7%.

Among the benefits of collecting government Take, the following stand out:

2020 GOVERNMENT TAKE (R$ BILLION)


0.2
32.2 billion
17.0
15.0
Special Participation
Royalties
Retention of Area Rate

The reference price for oil used in government take is defined by the National Petroleum Agency, considering the product value in the international market and the exchange rate.

GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES

Below we describe how the government take in each of the different exploration and production regimes for oil natural gas and other hydrocarbon fluids in which we operate:

CONCESSION

- Contracting through a bidding process;
- Union gives the winning companies the right exploration;
- Production belongs to the concessionaire;

TRANSFER OF RIGHTS

- Petrobras directly contracted for production;
- Right to produce up to 5 billion barrels of equivalent oil;
- Petrobras paid R 74.8 billion in 2010;

PRODUCTION SHARING

- Contracting by bidding process;
- The highest bid for surplus oil to the Federal Government wins;
- Production belongs to the Federal Government, which charges to the contractor the costs incurred, royalties and the portion of the surplus oil defined by contract;

Government take is different in some aspects across each method, as follows:

ROYALTIES

Financial compensation for oil and natural gas exploration and production, calculated on the field's production value.

SPECIAL PARTICIPATION

Extraordinary financial compensation for fields with a high volume of production calculated on the net income of the producing field.

SIGNATURE BONUS

Amount collected by the winning bidder upon contract signature, which can be pre defined or offered

PAYMENT FOR RETENTION OR OCCUPATION OF AREA

Annual collection, fixed per square kilometer of the block or field surface.

GOVERNMENT TAKE	FREQUENCY	CONCESSION	SHARING	TRANSFER OF RIGHTS
Royalties	Monthly	10% of the field's production value, which can be reduced by up to 5%	15% of the field's production value	10% of the field's production value
Special Participation	Quartely	10% to 40% (nominal) of net revenue from high producing fields	Not applicable	Not applicable
Signature Bonus	Upon contract signature	Value defined in the companies' offer	Pre defined value	Not applicable
Retention of Area	Yearly	Value per km² defined in the concession contract (updated by the IGP DI)	Not applicable	Not applicable


ESPÍRITO SANTO
RIO DE JANEIRO
SÃO PAULO
PARANÁ
CONCESSÃO
CESSÃO ONEROSA
PARTILHA DE PRODUÇÃO
ÁREAS EXPLORATÓRIAS CONTRATADAS EM 2018

TAXES BY GOVERNMENT LEVEL

TAXES BY GOVERNMENT LEVEL


173.2
2019
2020
R$ billion
62.3
71.9
65.5
0.9
0.8
Federal + GOV.TAKE
States
Municipalities

Within the scope of the National Tax System, the spheres of government (federal, state / Federal District, municipal) have the competence to establish the taxes authorized by the Federal Constitution (CF / 88), legislate on and demand and inspect various tax obligations (principal and accessory), which require relevant efforts, human and systemic resources, on the part of the taxpayer, for the performance within the legal term.

As one of the largest taxpayers in Brazil, Petrobras is exposed, to a high degree, to all this tax complexity, having constituted solid processes and a trained team to face the daily challenges due to around 3.000 new laws published per year.

Another effect derived from the representativeness of Petrobras in the collection of taxes in Brazil is its exposure to regular inspection by all levels of government, which imposes a strong and frequent fiscal follow-up audit, through specialized police stations for relations with large taxpayers.

Petrobras maintains a good relationship with government entities, always seeking to preserve ethics and transparency in its actions.

Our objective is to assume sustainable tax positions in support of our short, medium and long term investments, always in accordance with the applicable legislation and the best market practices.

SOCIAL COMMITMENT AND RESPONSIBILITY WITH LIFE

The year 2020 was a milestone in our history. We were all, suddenly, forced into social isolation in order to mitigate the spread of the COVID-19 virus and fight to preserve lives. The terrible crisis we are facing has forced us to act quickly and firmly. In this sense, the Company, as others players, quickly adopted the full home office work regime aimed at protecting its employees and contributing to the necessary and momentary social isolation requirements.

Despite being an extreme challenge for the oil and gas industry, given the sharp drop in fuel prices fossils due to the abrupt contraction of demand, Petrobras confirmed its resilience and the commitment to Brazilian society, contributing with donations summing up R$ 21 million during fiscal year 2020. From the amount donated by company, it stands out:

A R $19 million donation to fight the Coronavirus pandemic through Covid-19 tests, PPE, personal hygiene items, masks, fuel, money and data processing by SDumont academic supercomputers, helping with vaccine research, in partnership with Stanford University.

A R$ 500 ,000 donation to Oela (Oficina Escola de Lutheria da Amazônia), to support the maintenance of the basic living conditions of the population in the state ofAmapá, due to the blackouts that resulted in power and water shortages in 13 of the 16 municipalities in the state.

A R$ 1.4 million donation to the states of Minas Gerais and Espírito Santo, aiming to support the population impacted by the strong floods that occurred in 2020.

A R$ 150 ,000 donation to Sustentar Institut, in order to combat burning in the Pantanal, rescue animals injured by fires and care for them.

We understand that Petrobras is much more than exploiting and producing oil from our oil reserves. It watches over the lives and progress of Brazil. Our commitment to Brazilian society has been established since 1953 and we are proud of this long history and our contribution to society.

STATE AMNESTY PROGRAMS AND COMPLAINTS / SPONTANEOUS PAYMENTS

As highlighted by several companies in Brazil , tax environment is complex and litigious here, for several reasons. Among the most relevant, we highlight the possibility for the Union, states and municipalities to institute a series of taxes, exemptions and tax benefits, unilaterally and in an uncoordinated manner, in addition to requiring compliance with numerous decentralized acessory obligations.

This huge amount of overlapping, gaps and dubious norms, combined with the existence of a lengthy and uneven process of conflict resolution, presents a scenario of countless uncertainties and with a high degree of litigation as a result.

In view of these factors, a tax litigation analysis is required to be carried out by any company operating in Brazil within such context, therefore Petrobras discloses all material information regarding tax litigation in its financial statements, as well as in the other reports addressed to investors and to the general public, such as the Form 20-F (SEC) and the Reference Form (CVM).

Aware of the importance of tax litigation, Petrobras fulfills its duty to be transparent to its investors, other stakeholders and society by reporting information, in a detailed and critical manner, not only through the aforementioned mandatory forms, but also through the timely publication of communications to the market upon the occurrence of a fact that implies a significant change in a position in relation to tax disputes.

Exemplifying our transparency and timeliness of information, we refer to the relevant facts published on the IR website.
(https://www.investidorpetrobras.com.br)

In 2020, Petrobras, committed to the management of risks associated with tax litigation and in line with the strategy of generating value through the management of contingencies, decided to seek agreements aimed at the payment of tax assessments and the execution of spontaneous denunciations with the states Rio de Janeiro, Espírito Santo, Rio Grande do Norte, Alagoas and Sergipe.

These agreements made it possible to close contingencies related to the collection of ICMS, resulting in a definitive solution to the cause related to these contingencies. Disbursements were made in installments and were fully settled.

As a result, these agreements with the states represented savings of R $ 1.9 billion for the company's cash, generating a reduction of 48.7% in the debts recorded before those agreements.

In this sense, in 2020, the total amount of R $ 2 billion was recognized, of which R $ 1.87 billion in tax expense, R $ 122 million in fines and R $ 31 million in financial expenses.

AMNESTIES AND AGREEMENTS (R$ BILLION)


3.9
1.9
2.0
Existing Debts
Reduction Benefit
Amount Paid

It is also important to mention that there was a 19% reduction (R $ 34 billion) in Petrobras litigation between the years 2017 and 2020, constituted, in part, by final decisions of relevant processes, in the administrative and judicial spheres, such as the from Sonda Stena (R $ 6 billion), deductibility of expenses with production development for IRPJ and CSLL purposes (R $ 7.8 billion) and Rio de Janeiro Oil and Gas Inspection Fee (R $ 2 billion). Of the infraction notices drawn up in the period from 2017 to 2020, there was a final decision favorable to Petrobras in 130 cases.

ANNUAL EVOLUTION OF LITIGATION (R$ BILLION)


69
111
180
62
104
166
48
99
147
46
100
146
2017
2018
2019
2020
Principal Value
interest
Total litigation

Although with an assertiveness greater than 99.98% in its tax payments, the flaws detected by Petrobras are timely corrected and collected accompanied by the due legal charges, demonstrating the commitment to transparency, business ethics and social responsibility. In 2020, Petrobras spontaneously paid R $ 38.6 million.

RELEVANCE OF PETROBRAS IN ICMS (VAT) COLLECTIONS

During 2020, the amount of R $ 65.5 billion of ICMS was collected by Petrobras, either as their own tax, inherent to its commercial activities, or as a tax substitute, in which there is a legal indication of the responsibility of company for withholding from its suppliers the due tax at source.

In the table below, it is possible to see the total ICMS collected by Petrobras for each state of the Federation and its percentage contribution for the whole.

To carry out this survey, the information made available by the National Council for Farm Policy (CONFAZ) was used through its State Tax Collection Bulletin. However, as the information published by the board is determined on an accrual basis, we made adjustments to collect the numbers under the cash basis, in line with this Fiscal Report.

RELEVANCE OF PETROBRAS IN ICMS (VAT) COLLECTIONS


RORAIMA
AMAPA
AMAZONAS
PARA
MARANHAO
CEARA
PIAUI
PERNAMBUCO
TOCANTINS
BAHIA
ACRE
RONDONIA
MATO GROSSO
GOIAS
MINAS GERAIS
MATO GROSSO DO SUL
SAO PAULO
PARANA
RIO GRANDE DO SUL

ICMS (VAT) - TAX COLLECTION 2020 (R$ BILLION)

BRAZILIAN STATES	PETROBRAS COLLECTION (R$ BILLION)	PETROBRAS CONTRIBUITION %
SÃO PAULO	10.0	6,6%
MINAS GERAIS	8.1	15,6%
RIO DE JANEIRO	6.9	18,1%
RIO GRANDE DO SUL	4.7	13,0%
BAHIA	4.2	17,0%
SANTA CATARINA	3.5	15,2%
GOIÁS	3.0	17,2%
PARANÁ	3.0	9,4%
MATO GROSSO	2.4	15,6%
PARÁ	2.4	17,5%
MATO GROSSO DO SUL	2.0	18,6%
ESPÍRITO SANTO	1.8	14,9%
PERNAMBUCO	1.7	9,2%
CEARÁ	1.5	11,8%
DISTRITO FEDERAL	1.3	16,6%
AMAZONAS	1.3	11,7%
PARAÍBA	1.2	19,2%
RIO GRANDE DO NORTE	1.1	18,8%
RONDÔNIA	0.9	21,9%
PIAUÍ	0.9	20,0%
ALAGOAS	0.9	20,9%
Tocantins	0.8	25,5%
Sergipe	0.6	15,7%
Maranhão	0.5	5,8%
Roraima	0.4	36,2%
Acre	0.2	17,1%
Amapá	0.2	23,2%

TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS

Petrobras is the parent company of other companies that are its subsidiaries. These companies have great social and economic relevance for the Brazilian nation, having collected the amount of R $ 3 billion over the fiscal year 2020.

In highlight, companies such as Petrobras Transorte, Petrobras Logística, and Petrobras Biocombustíveis collected, respectively, R $ 2.4 billion, R $ 437.4 million and R $ 22 million, with the following composition by sphere:

PETROBRAS TRANSPORTE S.A IN 2020 (R$ MILLION)


R$341,72
R$1.708,99
R$331,29
R$ 2,4 billion
States
Federal
Municipalities

PETROBRAS LOGÍSTICA DE EXPLORAÇÃO E PRODUÇÃO S.A IN 2020 (R$ MILLION)


R$0,01
R$265,40
R$172,00
R$ 437 million
States
Federal
Municipalities

PETROBRAS BIOCOMBUSTÍVEL S.A IN 2020 (R$ MILLION)


R$8,45
R$11,94
R$1,58
R$ 22 million
States
Federal
Municipalities

TAXES PAID ABROAD

Petrobras also operates in the international area in accordance with the business strategy adopted. In 2020, the company maintained 56 incorporated companies (32 subsidiaries, 11 branches, 03 jointly controlled enterprises and 10 joint operations), which operate in 16 countries, in different business segments: Exploitaton, Production and Production Development (oil / gas and related products); Marketing, Transport and Distribution (oil / gas and oil products); Rental / Chartering (production platforms, storage and drilling, as well as machinery and equipment); Funding (of resources in the foreign market) and Financing (within the Petrobras group / related parties).

TAX COLLECTION OUTSIDE BRAZIL IN 2020


EUROPE
ASIA
NORTH AMERICA
ATLANTIC OCEAN
AFRICA
SOUTH AMERICA
INDIAN OCEAN
AUSTRALIA

TAXES PAID ABROAD

TAXES PAID ABROAD (MILLION US$)

COUNTRY	TOTAL PAID - 2020
ARGENTINA	13,5
BOLIVIA	49
SINGAPORE	11,9
COLOMBIA	29,4
SPAIN	0,1
UNITED STATES	1,1
NETHERLANDS	0,08
ENGLAND	3,4
URUGUAY	7,2
TOTAL	**115,7**

In view of the best international tax compliance practices, which discourage the use of corporate structures in countries with low or no income taxation, in September 2020, Petrobras closed the insurance company BEAR, established in Bermuda, and expects to be extinguished in 2021 by the company BRASOIL, domiciled in the Cayman Islands, and has no significance in relation to the Company's operations. In effect, Petrobras will no longer have any equity interest in countries with favorable taxation.

Petrobras' main activities abroad are carried out by companies located in the Netherlands. The companies that have operational control over Petrobras have their accounting and tax management centralized in Rio de Janeiro (Petrobras headquarters), where the financial statements are prepared and the income taxes (Corporate Income Tax - CIT) and on added value in transactions with goods and services (Value Added Tax - VAT). The companies are: PN BV, AGRI BV, GUARA BV, TUPI BV, PAPA-TERRA BV, PWR BV, IARA BV, RONCADOR BV, BRA BV, PIB BV, PGT BV, PGF BV, PEMID BV, PVIS BV and DSI BV.

Below are shown the amounts (in US$ million) actually paid and refunded of CIT and VAT in the years 2019 and 2020 by Dutch companies centrally managed in Brazil.

TAXES PAID- NETHERLANDS (MILLION US$)


194.0
8.0
137,6
6.8
2019
2020
CIT
VAT

TAXES REFUNDED- NETHERLANDS (MILLION US$)


41.0
8,8
0
7.4
2019
2020
CIT
VAT

As for the acessory obligations, for the most part, they are developments of the "BEPS" Project - Base Erosion and Profit Shifting.

The "BEPS" Project was jointly coordinated by the G-20 member countries and the Organization for Economic Cooperation and Development (OECD) with the aim of creating an action plan to combat tax-based erosion operations and the diversion of profits to low tax jurisdictions. The project resulted in a Plan of 15 actions withsplits in accessory obligations in the countries that adopt the actions.

TAXES PAID ABROAD

Among the actions already taken in the Netherlands and which derive accessory obligations that must be fulfilled by the group companies, we have:

ACTION 12
DISCLOSURE OF AGREEMENTS FOR AGGRESSIVE FISCAL PLANNING

- DAC-6 (MDR - Mandatory Disclosure Rules) - Report with description of Tax Planning considered "aggressive". This obligation was implemented in the European Union through Directive 2018/822, of 05/25/2018, which adds the obligation of the MDR to Directive 2011/16 / EU and will be required from 2021, with the delivery of retroactive reports to 2018. 02 reports will be delivered for periods prior to 2021, one covering the period from 06/25/2018 to 06/30/2020, which should be reported on 02/28/2021, and the other for the period from 01 / 07/2020 to 12/31/2020, which should be reported on 1/31/2021. In the case of transactions covered by the rule that occur from 01/01/2021, the report must be reported to the tax authorities within 30 days after the occurrence of each transaction.

ACTION 13
PRICE DOCUMENTATION TRANSFER

- Master File - Descriptive annual report of the entire transfer pricing policy of the company globally;
- Local File - Annual report, by company, with presentation of all transactions between related parts and the transfer pricing policy adopted;
- DPP (Country-by-Country Declaration) - Report that centralizes information on revenues between related parts, income tax and information on the business, among others, in all countries of the world where the reporting entity is present.

ACCESSORY OBLIGATIONS OF 2019 AND 2020

REPORT	2019	2020
CBS TRIMESTRAL	4	4
CIT RETURN	15	15
DAC 6		30
DPP	53	40
E SALES LIST	12	12
INTRAST	12	12
LOCAL FILE	15	15
MASTER FILE	1	1
TAX MEMO	6	6
VAT RETURN	60	60
VAT SUPL	15	15
TOTAL	193	210

* The "DAC 6" started in 2020.

TAX ROLE PRINCIPLES

GOVERNANCE

We perform, with excellence, the tax function at Petrobras, managing risks appropriately and contributing to increase the profitability of its businesses in the country and abroad.

CONPLIANCE:

We are committed to complying with tax legislation in all places where we operate, as well as optimizing collection using current tax incentives, with tax enforcement accompanied by internal audit and reviewed by external audit. Compliance is a value in our company.

BUSINESS STRUCTURE

We guide and apply business and market practices that are in line with legal requirements and that are substantively genuine We strive to pay what is fair, at the right time and in the right way.

RELATIONSHIP WITH TAX AUTHORITIES

We seek, whenever possible, to develop cooperative relationships with tax authorities, based on mutual respect, transparency and trust.

USE OF TAX BENEFITS AND INCENTIVES

We apply tax benefits and incentives, ensuring that they are transparent and consistent with statutory and regulatory standards.

EFFECTIVE TAX SYSTEM

We engage constructively in conversations with tax authorities, business groups and the society to build effective tax laws.

TAX ROLE PRINCIPLES

TAX RESPONSIBILITY

We provide tax authorities with timely and comprehensive information on taxation and are always open for discussion.

QUALIFICATION

The tax team is always up to date, trained and prepared to share their knowledge with other areas of the company.

TRANSPARENCY

We provide regular information to our investors employees, professional service providers and the general public about our approach to taxes and government take.

SOCIAL RESPONSIBILITY

We are committed to conducting our business fairly, in compliance with tax legislation and meeting the values of safety, teamwork, respect, integrity, excellence and respect for the environment, with a focus on economic and sustainable development, with relevant contributions to the federal, state and municipal levels and the locations where we operate.

COMPLIANCE AND TAX RISK MANAGEMENT

Petrobras, committed to compliance and aiming to achieve uniformity in the interpretation and application of legislation, complies with tax laws wherever it operates and applies tax incentives and exemptions where there is a legal provision, respecting the timely adjustment to business when applicable. Therefore:

- We strive to maintain adherence to national and international tax laws, through compliance with the guidelines and rules applicable to operations, investments, divestments and contracts.
- We keep records containing tax impact information up to date.
- Any identification of tax fragility is promptly assessed, treated and deliberated through a previously implemented Tax Risk Management methodology.
- Tax enforcement, together with the companies in the Petrobras group, seeks uniformity or alignment of practices, procedures and systems in calculating and collecting taxes in the same country, whenever applicable.
- We built an automated internal control environment that contributes to monitoring the tax compliance of the company's operations in a timely and complete manner.

Petrobras acts in order to guarantee the participation of specialists in the tax assessment of corporate restructuring, divestment projects, relevant investments, as well as all other operations, including projects involving Petrobras units abroad in due diligence and post processes -closing associated with M&A operations and assessments of credits, losses and tax contingencies in the processes of closing and selling companies, among others.

Another practice adopted by the company is to keep professionals who work in activities with tax reflexes trained and updated, both in technical and legal aspects, aiming at the conformity of operations and excellence in the performance of activities.

We do not tolerate, encourage or support tax evasion and government take.
Compliance is incorporated into Petrobras' values, through principles and the Code of Ethical Conduct.

GLOSSARY

COFINS

Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support the Federal Government's social programs.

TAXPAYER

It is the taxable person of a tax obligation. Any person – individual or legal entity - who pays taxes (in general) to public treasury, whether the Federal Government, States, the municipalities and / or the Federal District.

CSLL

Social Contribution on Net Income. It is another federal tax on the companies' Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit) of legal entities.

ICMS

Tax on Operations Relating to the Circulation of Goods and on Interstate and Intermunicipal Transport Services and Communication. It is a non-cumulative state tax.

TAX

It is a tribute, compulsorily paid, by individuals and legal entities to meet part of the Government's Tax Revenue needs, in order to ensure the functioning of its bureaucracy, social assistance to the population and investments in essential works.

TAX INCENTIVES (TAX BENEFITS)

Direct or indirect reduction or elimination, direct or indirect, of the corresponding tax burden arising from a specific law or rule.

IRPJ

Corporate Income Tax. It is a federal tax levied on the result.

ISS

Tax on Services. Municipal tax levied on the provision, by individual and legal entities, of listed services subject to tax.

SPECIAL PARTICIPATION

Extraordinary financial compensation owed concessionaires of oil or natural gas exploration and production of fields with large production volumes.

GLOSSARY

PIS/PASEP

Programs for Social Integration and Formation of the Public Server's Saving.

TAX RESPONSIBILITY

It is the legal obligation to pay the tax, or pecuniary penalty, assumed by the taxpayer of the legal-tax relationship not directly benefited by the act performed before the tax authorities.

TAX SUBSTITUTION

It is a tax collection mechanism used by federal and state governments. The tax substitute is the third party that the law requires to determine the amount due and fulfill the tax payment obligation "ON BEHALF" of the taxpayer.

FEE

It is the tax levied by the Public Power as an indemnity for the production and offering of "a specific and divisible public service provided or made available" to the taxpayer.

TRIBUTE

Compulsory cash payment in cash, or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act established by law and collected through fully linked administrative activity.

COMPANY'S TAXES

Taxes levied on Petrobras' operations.

WITHHOLDING TAXES FROM THIRD PARTIES

Taxes withheld from Petrobras suppliers and employees passed on to municipal, state or federal public treasuries as required by law. This concept includes the amounts charged to customers as a tax substitution.